Announcement to the Market Panorama Itaúsa In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market in general that the Company’s executives will join the live event as follows: Topic Organizer Executive/Position Subject matter Date and Time Link to access Panorama Itaúsa Itaúsa S.A. Milton Maluhy Filho – CEO Itaú Unibanco's strategy and perspectives September, 30, at 10:00 a.m. (Brasilia Time) https://live.popcast.com.br/itausa/Panorama2025/Default_eng.aspx https://www.youtube.com/c/ItausaHolding São Paulo (State of São Paulo), September 24, 2025. Gustavo Lopes Rodrigues Investor Relations Officer